

June 10, 2011

Via Email

Ruben Azrak
Chairman & CEO
Excel Corporation
1384 Broadway, 17th Floor
New York, NY 10018

> **Re: Excel Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 31, 2011**
> **File No. 333-173702**

Dear Mr. Azrak:

We have reviewed your response letter dated May 31, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated May 20, 2011.

Risk Factors

"We are subject to local laws and regulations in the U.S…," page 9

1. As noted in prior comment 10, this risk factor appears to apply to any domestic issuer. Please revise to discuss any current or anticipated laws and regulations that specifically apply to and have a material impact on your business. See Item 503(c) of Regulation S-K.

"Conflicts of interest may arise with our officers and directors," page 11

2. We note your response to prior comment 9. Please revise to explain how your officers and directors will comply with their obligations to your shareholders under Delaware law.

Principal Shareholders, page 24

3. We note your response to prior comment 12. It appears that the number and percentage of shares attributable to Ruben Azrak should be increased by 6,902,600 shares to include his beneficial ownership of the shares held by the Azrak Family 2010 Irrevocable Trust. See Instruction 2 to Item 403 of Regulation S-K. Please revise.

       You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ MPS by Evan S. Jacobson

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Mitchell Lampert, Esq.
       Meister Seelig & Feinn LLP